

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 26, 2017

Paula A. Johnson
Vice President, General Counsel and Secretary
2331 CityWest Boulevard
Houston, TX 77042

> **Re: Phillips 66 Partners LP**
> **Registration Statement on Form S-3**
> **Filed December 20, 2017**
> **File No. 333-222178**

Dear Ms. Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Karina V. Dorin at (202) 551-3763 with any questions.

Sincerely,

/s/ Timothy S. Levenberg

for H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Thomas G. Brandt, Esq.
Latham & Watkins LLP